December 16, 2024

Amanda Kim
Stephen Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Certara, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023

Dear Ms. Kim and Mr. Krikorian:

On behalf of Certara, Inc., (the “Company”), I am submitting this letter in response to the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, the Staff’s comment has been restated below in its entirety, followed by the Company’s response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2023
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 129

1. You disclose that your management conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2023. Please amend your filing to disclose management’s conclusion on the effectiveness of your internal controls over financial reporting. In this regard, include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of
Regulation S-K.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has provided such disclosures in an abbreviated Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

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The Company appreciates the efforts of the Staff in reviewing our response to the comment letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact the undersigned at (609) 716-7923.

Sincerely,

CERTARA, INC.

/s/ Dr. William Feehery
Dr. William Feehery
Chief Executive Officer

cc: Daniel D. Corcoran, SVP and General Counsel